15049045

UN[illegible]
SECURITIES AN[illegible]
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gulf South Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3206 50th Street Court, Suite 105B
(No. and Street)

Gig Harbor	**WA**	**98335**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Flanagan **504-566-9802**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey, LLP
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the**

CONFIDENTIAL TREATMENT REQUESTED

collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Flanagan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulf South Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
ASHLEY FARLEY
My Appointment Expires Sep 2, 2017

Ashley Farley
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULF SOUTH SECURITIES, INC.

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

December 31, 2014

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY 2

NOTES TO FINANCIAL STATEMENTS 3-5

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of:
Gulf South Securities, Inc.
Gig Harbor, WA

We have audited the accompanying statement of assets, liabilities, and stockholders' equity of Gulf South Securities Inc. (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements. Gulf South Securities Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets, liabilities, and stockholders' equity referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

Houston, Texas
February 24, 2015

9801 Westheimer Road, Suite 1100 • Houston, Texas 77042 • 713.343.4200
#306-307 Ocean International Center (C Tower) No.60, Dongsihuan Middle Road • Chaoyang District, Beijing P.R. China 100025 • 86.010.5282.3662
Coastal City (West Tower) Hai De San Dao #1502 • Nanshan District Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com

GULF SOUTH SECURITIES, INC

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	71,696
Commissions receivable, related party		128,404
Prepaid expenses		15,943
TOTAL ASSETS	$	216,043
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	128,541
Due to affiliate		3,588
TOTAL LIABILITIES		132,129
Commitments and Contingent Liabilities		-
Common stock, par value $0.01, 1,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		174,000
Retained earnings		(91,086)
Total Stockholders' Equity		83,914
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	216,043

The accompanying notes are an integral part of these audited financial statements.

GULF SOUTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Gulf South Securities, Inc. (the "Company" or "GSS") was organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Nature of Business

GSS was formed to serve as a FINRA limited broker dealer for the purpose of acting as a managing broker dealer to distribute the oil and gas drilling limited partnership offering; Gulf South Energy Partners.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided and the fee is realizable.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. During the year, 100% of the Company's revenue earned came from one company, a related party. See Note 5.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $54,033 at December 31, 2014 which exceeded 6 2/3% of aggregate indebtedness or $8,809 by $45,224. The ratio of aggregate indebtedness to net capital was 2.44 to 1 at December 31, 2014.

NOTE 4 - INCOME TAXES

The Company is owned 100% by Gulf South Holdings, Inc. ("GSH") (see Note 5) and is included in the consolidated tax return filed by GSH. For the year ended December 31, 2014, GSH is expected to have taxable losses and therefore the Company has not recorded a provision for income taxes in its financial statements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is an affiliate of Gulf South Energy Partners ("GSEP"). During 2014, the Company billed GSEP $613,018 for commissions related to placement agent transactions. These related party transactions are not necessarily indicative of the transactions that would have been entered into had comparable transactions been entered into with independent parties.

As of December 31, 2014, the Company had a receivable from GSEP of $128,404.

From time to time, the Company shares administrative expenses with it parent, Gulf South Holdings, LLC. During 2014, the Company was billed $3,588 for third party professional fees.

As of December 31, 2014, the Company had a payable to Gulf South Holdings, LLC of $3,588.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2015, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gulf South Securities, Inc.
Gig Harbor, WA

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Gulf South Securities, Inc, (the "Company"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Malone Bailey, LLP

Houston, Texas
February 24, 2015

9801 Westheimer Road, Suite 1100 • Houston, Texas 77042 • 713.343.4200
#306-307 Ocean International Center (C Tower) No.60, Dongsihuan Middle Road • Chaoyang District, Beijing P.R. China 100025 • 86.010.5282.3662
Coastal City (West Tower) Hai De San Dao #1502 • Nanshan District Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com

Gulf South Securities, Inc. Exemption Report

We as members of management of Gulf South Securities, Inc. (the 'Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to me made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (exemption provision to paragraph (k)(2)(i)) .We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation we assert the following:

(1) We identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision to paragraph (k)(2)(i)) and we met the identified exemption provision during the most recent fiscal year without exception.

Gulf South Securities, Inc.

I, Timothy Flanagan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 24, 2015